Exhibit 99.1

Battle Mountain Gold Inc. (formerly Madison Minerals Inc.)

Condensed Consolidated Interim Financial Statements

Three and Six Months Ended April 30, 2014

Expressed in Canadian Dollars

(Unaudited – Prepared by Management)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of Battle Mountain Gold Inc. (formerly Madison Minerals Inc.) (the “Company”) have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these interim financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

BATTLE MOUNTAIN GOLD INC. (formerly Madison Minerals Inc.)
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars, unless otherwise stated) As at

	April 30,	October 31,
	2014	2013
	(Unaudited)
ASSETS

Current Assets
Cash	$10,050	$85,940
Marketable securities	3,468	2,890
Prepaid	3,467	-
Receivable from joint venture partner	4,002	29,554
Receivables	4,353	2,813

Total current assets	25,340	121,197

Non-Current Assets
Reclamation deposits (Note 4)	-	9,283

Total non-current assets	-	9,283

Total Assets	$25,340	$130,480

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Trade and other payables (Note 5)	$515,266	$466,262
Loan payable (Note 6)	20,118	-

Total current liabilities	535,384	466,262

Shareholders’ Equity
Share capital (Note 7)	68,673,644	68,673,644
Reserves	3,658,614	3,658,614
Deficit	(72,842,302)	(72,668,040)

Total shareholders’ equity (deficiency)	(510,044)	(335,782)

Total Liabilities and Shareholders’ Equity	$25,340	$130,480

Nature and continuance of operations (Note 1)
Commitments (Note 9)
Subsequent events (Note 10)

These condensed consolidated interim financial statements are authorized for issue by the Board of Directors on June 27, 2014

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BATTLE MOUNTAIN GOLD INC. (formerly Madison Minerals Inc.)
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
For the three and six months ended April 30, 2014 and 2013 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	April 30,	April 30,	April 30,	April 30,
	2014	2013	2014	2013

EXPENSES
Accounting and audit	$16,249	$16,465	$25,249	$28,245
Amortization	-	3,235	-	6,471
Exploration expenditures	-	820	53,156	47,320
Filing fees	4,746	10,728	4,746	10,728
Insurance	1,850	1,910	3,700	3,820
Legal fees	8,844	3,685	11,022	11,037
Office and rent	15,482	1,271	19,257	39,379
Public relations	1,931	2,152	1,931	4,152
Salaries and benefits	47,786	21,386	47,786	53,798
Share-based payment	-	4,535	-	4,535
Transfer agent fees	5,356	3,540	7,247	5,016

	(102,244)	(69,727)	(174,094)	(214,501)

OTHER INCOME (EXPENSES)
Foreign exchange gain (loss)	(1,631)	256	(1,223)	(374)
Interest earned	118	109	118	270
Project management fees	57	55	359	175
Write-down of marketable securities	1,156	-	578	-

	(300)	420	(168)	71

Loss for the period	(102,544)	(69,307)	(174,262)	(214,430)

Other comprehensive income (loss)
Unrealized gain (loss) on marketable securities	-	(1,445)	-	(4,335)

Total comprehensive loss for the period	$(102,544)	$(70,752)	$(174,262)	$(218,765)

Basic and diluted loss per common share	$(0.00)	$(0.00)	$(0.00)	$(0.00)

Weighted average number of common shares outstanding (Note 10)	40,906,727	40,906,727	40,906,727	40,906,727

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BATTLE MOUNTAIN GOLD INC. (formerly Madison Minerals Inc.)
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the three and six months ended April 30, 2014 and 2013 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

	Share capital		Reserves
	Number of					Total share-
	shares		Share-based	Investment		holders’
	(Note 10)	Amount	payments	revaluation	Deficit	equity

Balance at November 1, 2012	40,906,727	$68,673,644	$3,658,614	$(21,675)	$(72,250,040)	$60,543
Share-based payments	-	-	4,535			4,535
Total comprehensive loss for the period	-	-	-	(4,335)	(214,430)	(218,765)

Balance at April 30, 2013	40,906,727	$68,673,644	$3,663,149	$(26,010)	$(72,464,470)	$(153,687)

Balance at November 1, 2013	40,906,727	$68,673,644	$3,658,614	$-	$(72,668,040)	$(335,782)
Total comprehensive loss for the period	-	-	-	-	(174,262)	(174,262)

Balance at April 30, 2014	40,906,727	$68,673,644	$3,658,614	$-	$(72,842,302)	$(510,044)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

BATTLE MOUNTAIN GOLD INC. (formerly Madison Minerals Inc.)
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
For the three and six months ended April 30, 2014 and 2013 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	April 30,	April 30,	April 30,	April 30,
	2014	2013	2014	2013

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(102,544)	$(69,307)	$(174,262)	$(214,430)
Items not affecting cash:
Amortization	-	3,235	-	6,471
Share-based payment	-	4,535	-	4,535
Write-down of marketable securities	(1,156)	-	(578)	-

Changes in non-cash working capital items:
Receivables	(7,067)	32,050	(5,007)	2,958
Trade and other payables	65,980	(15,016)	49,122	(10,064)

Net cash used in operating activities	(44,787)	(44,503)	(130,725)	(210,530)

CASH FLOWS FROM FINANCING ACTIVITIES
Receivable from joint venture partner	(629)	(601)	25,552	8,771
Return of reclamation bonds	9,283	-	9,283	-
Loan payable (Note 8)	20,000	-	20,000	-

Net cash used in financing activities	28,654	(601)	54,835	8,771

Change in cash	(16,133)	(45,104)	(75,890)	(201,759)

Cash, beginning of period	26,183	247,197	85,940	403,852

Cash, end of period	$10,050	$202,093	$10,050	$202,093

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BATTLE MOUNTAIN GOLD INC. (formerly Madison Minerals Inc.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended April 30, 2014 and 2013 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Battle Mountain Gold Inc. (formerly Madison Minerals Inc.) was incorporated under the provisions of the Company Act of British Columbia. The Company is in the process of exploring its exploration and evaluation assets and has not determined whether these assets contain ore reserves that are economically recoverable. To date, the Company has not earned significant revenues and is considered to be in the exploration stage. The address of the Company’s corporate office and principal place of business is Suite 300, Guinness Tower, 1055 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2E9.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements, transfers or native land claims, and title may be affected by undetected defects.

These condensed consolidated interim financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has a history of losses and no source of revenue. The continuing operations of the Company are dependent upon its ability to continue to raise adequate funding and to commence profitable operations in the future. These uncertainties raise a level of doubt about the Company’s ability to continue as a going concern. This doubt has been reduced by the events described in Note 10. These condensed consolidated interim financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

As at April 30,	2014	2013

Working Capital Deficiency	$(510,044)	$(164,368)
Deficit	$(72,842,302)	$(72,464,470)

Current assets amounted to $25,340 with current liabilities of $535,384 resulting in a working capital deficiency of $510,044. Of the current liabilities amount, $408,330 is accrued in favour of directors and officers as set out in Note 8.

Note 10 Subsequent events describes the completion of certain transactions subsequent to April 30, 2014 which materially altered the Company’s assets, liabilities, working capital and shareholders’ equity, including the elimination of the working capital deficiency through a material increase in cash and a material reduction in liabilities.

2.	BASIS OF PRESENTATION

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The accounting policies and methods of computation applied by the Company in these condensed consolidated interim financial statements are the same as those applied in the Company’s annual financial statements as at and for the year ended October 31, 2013.

The condensed consolidated interim financial statements do not include all of the information and note disclosures required for full annual financial statements and should be read in conjunction with the Company’s annual financial statements as at and for the year ended October 31, 2013.

BATTLE MOUNTAIN GOLD INC. (formerly Madison Minerals Inc.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended April 30, 2014 and 2013 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

3.	EXPLORATION AND EVALUATION ASSETS

Lewis Property, Nevada

Pursuant to a series of agreements set out more fully in Note 5 to the Company’s annual audited financial statements for the year ended October 31, 2013, the Company holds a 60% interest in this project in a joint venture with a party which holds 40%. Under the venture, the Company is the project manager and as a result, recovers certain exploration expenditures from the joint venture partner as well as charging a project management fee to offset certain administrative expenses.

As at April 30, 2014, the joint venture partner owed $4,002 (October 31, 2013 – $29,554) to the Company, in its capacity as the project manager, for exploration and management costs incurred on the project.

The Lewis Property is subject to a 5% gross royalty on gold or silver produced and a 4% net smelter returns royalty on all other metals. These royalties are subject to an annual advance minimum royalty of US$60,000, subject to annual escalation based upon a defined consumer price index (“CPI”), commencing in 2007 on the exercise of the purchase option. These royalties can be purchased for the price of US$4,000,000 for a period of one year following the exercise in December 2007 of the purchase option, or thereafter for a price which increases by US$500,000 per annum each December 27 for a period of 35 years.

During the fiscal year ended October 31, 2011 the Company recorded an impairment charge of $7,933,976 writing off all costs recorded in respect of the Lewis Property. Henceforth it commenced charging ongoing exploration and related costs to its consolidated statement of comprehensive loss, classified as exploration expenditures.

In November 2013 the parties made the required advance royalty payment in respect of calendar year 2014 of USD $76,499 of which the Company’s portion was USD $45,899, recorded as $48,630.

Subsequent to April 30, 2014 the Company, as a result of certain transactions described in Note 10, became the holder of an option on the remaining 40% interest in the Lewis Property. The option is exercisable by [Note to Draft – summarize terms per Information Circular]

4.	RECLAMATION DEPOSIT

The Company received a cash refund of all its reclamation deposits in the State of Nevada.

5.	TRADE AND OTHER PAYABLES

	April 30,	October 31,
	2014	2013
Accounts payable	$63,753	$35,032
Accrued payables (Note 8)	451,513	431,230
Trade and other payables	$515,266	$466,262

6.	LOAN PAYABLE

On March 25, 2014 a director and senior officer of the Company made an unsecured loan to the Company of $20,000 for working capital purposes. The loan plus interest is payable on demand and bears simple interest at six per cent. This loan was repaid in full in June 2014.

BATTLE MOUNTAIN GOLD INC. (formerly Madison Minerals Inc.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended April 30, 2014 and 2013 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

7.	SHARE CAPITAL

(a)	Authorized:

As at April 30, 2014, the authorized share capital of the Company was an unlimited number of common shares without par value.

(b)	Issued:

Common shares: 40,906,727 (October 31, 2013 - 40,906,727)

These shares were subsequently consolidated as set out in Note 10.

(c)	Warrants:

	Number of Warrants	Weighted Average
		Exercise Price

Outstanding at October 31, 2013 and April 30, 2014	1,000,000	$0.16

These warrants have the expiry date April 14, 2015, and were subsequently consolidated as set out in Note 10. Additional warrants were issued on completion of a share exchange agreement as set out in Note 10.

8.	RELATED PARTY TRANSACTIONS

The Company incurred the following costs with key management personnel, consisting of senior officers, directors and a professional services firm controlled by a director:

	Three months	Three months		Six months	Six months
	ended	ended		ended	ended
	April 30,	April 30,		April 30,	April 30,
	2014	2013		2014	2013

Directors’ fees	$-	$3,000		$-	$6,000
Accounting and audit	18,600		-	4,500	-
Legal fees	-	-		-	5,500
Salaries and benefits	-	18,360		-	36,720

	$18,600	$21,360		$4,500	$48,220

Directors’ fees, accounting and audit, legal fees and salaries and benefits have been expensed to operations based on the nature of the expenditure.

Included in accrued payables at April 30, 2014 is $408,330 (October 31, 2013 - $388,730) due to related parties.

Note 10 Subsequent events describes transactions subsequent to April 30, 2014 which have resulted in the elimination for other than cash of $288,924 of the payables accrued in favour of the related parties.

9.	COMMITMENTS

To retain its interests, the Company is committed to certain advance royalty payments at the Lewis Property as set out in Note 3.

BATTLE MOUNTAIN GOLD INC. (formerly Madison Minerals Inc.)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and six months ended April 30, 2014 and 2013 (Unaudited)
(Expressed in Canadian Dollars, unless otherwise stated)

10.	SUBSEQUENT EVENTS

Reverse takeover transaction

On March 13, 2014 the Company entered into a share exchange agreement (the “SEA”) with Battle Mountain Gold Inc., a private company under the laws of British Columbia (“BMG”), and the securityholders of BMG, pursuant to which, among other matters, (i) the common shares of the Company were to be consolidated on a one new share for four old shares basis, (ii) the Company was to issue 15,420,000 of its post-consolidation shares to the securityholders of BMG at the deemed price of $0.12 per share, (iii) certain warrants held by BMG securityholders were to be converted into warrants of the Company, and (iv) the Company was to change its name to “Battle Mountain Gold Inc.” Effective May 14, 2014 the terms of the SEA were completed and subsequently the transactions set out preceding were effected. BMG changed its name to BMG Mining Inc. (“BMGMI”) immediately prior to the Company changing its name from Madison Minerals Inc. to Battle Mount Gold Inc., the ongoing name of the public company, including its subsidiary BMGMI, effective May 14, 2014

Shares for debt

Conditional on the completion of the SEA, four directors of the Company agreed to forgive an aggregate $192,616 of debt accrued for prior years’ unpaid fees and to settle a remaining aggregate $192,616 by payment of cash of $96,308 and by the issue of an aggregate 1,926,160 shares, on a pre-consolidation basis, at the deemed price of $0.05 per share. The debts to be forgiven or settled as set out preceding are part of the Company’s accrued liabilities set out in Note 5. Effective May 14, 2014 the terms of the SEA were completed and subsequently the transactions set out preceding were effected.

Cash received

Pursuant to the SEA in June 2014 the Company received $693,604 from the cash resources formerly held by BMGMI.

Share consolidation and subsequent share issues

As at April 30, 2014 there were 40,906,727 shares issued. As a consequence of the SEA, 3,258,820 pre-consolidation shares were issued May 13, 2014 in settlement of debt (of which 1,926,160 were issued to directors of Madison Minerals Inc.) increasing the issued shares to 44,165,547. Effective May 14, 2014 these shares were consolidated on a one new share for four old shares basis, resulting in post-consolidation issued shares of 11,041,396 (with ten extra shares having been issued in total for rounding purposes).

Post-consolidation, the Company issued, on a basis not subject to escrow provisions, a total of 14,370,000 shares to securityholders of BMG Minerals Inc. (“BMGMI”), the private company acquired pursuant to the SEA, and also issued, on a basis subject to escrow provisions, a total of 1,050,000 shares to securityholders of BMGMI who were or became insiders of the Company. Subsequent to this issue of a total of 15,420,000 new shares the post-consolidation issued capital of the Company therefor became 26,461,396 as of May 14, 2014.

The 1,926,160 pre-consolidation shares issued in settlement of debt to directors of Madison Minerals Inc. became 481,540 post-consolidation shares with a cost basis of $0.20 per share.

Warrant consolidation, price adjustment and additional issue

Pursuant to the SEA effective May 14, 2014 the 1,000,000 share purchase warrants exercisable at the price of $0.16 per share until expiry date April 14, 2015 were consolidated on a one new warrant for four old warrants basis to become 250,000 post-consolidation warrants. The exercise price was adjusted to $0.64 per share and the expiry date remains April 15, 2015. In addition, 2,000,000 share purchase warrants formerly issued by BMGMI were exchanged by the holders for 2,000,000 share purchase warrants of the Company, each warrant exercisable for the acquisition of one common share at the exercise price of $0.15 per share until the expiry date March 21, 2018.

Battle Mountain Gold Inc. (formerly Madison Minerals Inc.)	FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED APRIL 30, 2014

Introduction and Overview

Battle Mountain Gold Inc. is a junior mineral exploration company listed on the TSX Venture Exchange under the trading symbol “BMG” and on the U.S. OTC Bulletin Board under the symbol “BMTNF”. Battle Mountain’s current exploration focus is the Lewis Gold Project in the Battle Mountain District of Nevada.

Effective May 14, 2014 the Company changed its name to Battle Mountain Gold Inc. pursuant to a business combination transaction (the “Merger”) described in our Information Circular dated March 28, 2014 which was approved by the Company’s shareholders on April 30, 2014. Prior to this, and for past fiscal periods, the Company reported under the name Madison Minerals Inc. and had the trading symbol “MMR” on the TSX Venture Exchange and “MMRSF” on the OTC Bulletin Board.1

Both before and after the Merger, Battle Mountain is in the business of the acquisition, exploration, exploration management and sale of mineral properties, with the primary aim of advancing them to a stage where they can be exploited at a profit. We do not currently have any producing properties and our current operations are exploratory searches for mineable deposits of minerals.

This MD&A is dated June 27, 2014 and discloses specified information up to that date. Battle Mountain is classified as a “venture issuer” for the purposes of National Instrument 51-102. The Company’s financial statements are expressed in Canadian dollars. The discussion and analysis should be read together with the interim financial statements for the three and six months ended April 30, 2014 and related notes attached thereto (the “Q2 Financial Statements”). Throughout this report we refer from time to time to “Battle Mountain”, “the Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Battle Mountain Gold Inc. which is the reporting issuer in this document. We recommend that users read the “Cautionary Statements” on the last page of this document.

Merger transaction

Note 10 Subsequent Events to the Q2 Financial Statements summarizes certain financial terms of the Merger which was approved by the shareholders on April 30, 2014 and effected May 14, 2014. These financial terms have been fundamentally material to the Company, its share capital structure, its Board of Directors, its assets, liabilities, shareholders’ equity, working capital and liquidity. Detailed and comprehensive information about the Merger, among other matters, is contained in a Management Information Circular (the “Circular”) circulated on March 28, 2014. This document is available on SEDAR at www.sedar.com under the Company’s profile and readers of this management discussion and analysis are strongly encouraged to read the Circular. As set out in our news release dated May 14, 2014 former directors Vivian Danielson, Nell Dragovan, Bob Sibthorpe and Jim Stewart resigned effective that date and were replaced by two new directors, Steven Garwin and Larry Kornze, both with long histories of senior geology roles.

The Company takes this opportunity to thank Vivian, Nell, Bob and Jim for their years of service.

Overall Performance

The following summarizes the significant events and transactions in the Lewis Gold Project and our financing activities during and subsequent to the two most recent fiscal quarters, November 2013 to April 2014.

Lewis Gold Project, Nevada

During the past three fiscal years the joint venture has minimized expenditures on the Lewis Gold Project, reflecting our uncertainty about market and financing conditions. Notably, however, we expended $48,630 in November 2013 as our portion of the advance royalty payment for 2014. During the 2013-2014 first two fiscal quarter we expended $53,156 on our 60% portion of JV costs. Of this amount, $48,630 was the advance royalty described preceding and the balance was principally for costs of a technical report on the Lewis Gold Project.

A 2014 program and budget for field work at the Lewis Gold Project has been adopted conforming to the budget set out in the Proposed Work Budget section of the Circular in the amount of USD $355,000. This program and budget represents a re-establishment of significant exploration activity at the project after the hiatus of the past three fiscal years. A summary in considerable detail of the proposed program is set out in our news release dated June 25, 2014, to which readers are encouraged to refer. This release is available on the SEDAR website under the Company’s profile.

___________________________
1 The OTC.BB symbol changed from MMRSF to BMTNF effective June 12, 2014.

Battle Mountain Gold Inc.
(formerly Madison Minerals Inc.)
Six months ended April 30, 2014
Management Discussion and Analysis
Page 2 of 6

Ownership interests in the Lewis Gold Project

Since 2005 Madison Minerals Inc. (now Battle Mountain Gold Inc.) has held a 60% joint venture interest in the project. BGM Mining Inc. (“BMGMI”), the private company acquired in the Merger, holds an option to acquire the remaining 40% joint venture interest, currently held by an arm’s length third party (the “Optionor”). Prior to the Merger, BMGMI had made cash payments to the Optionor totaling $100,000 and had issued 2,000,000 of its common shares to the Optionor (which shares have subsequently been replaced by common shares of Battle Mountain Gold Inc.). The sole remaining material condition to the exercise of the option is that the Company, at its sole discretion and option, pay the Optionor $1,600,000 either in cash or in its common shares at a share price equal to the lesser of the market price and $0.40 per share on or before October 13, 2015 except that this due date will be accelerated to that date which occurs 10 days following the closing of any financing or financings that result in the Company having raised an aggregate total of more than $10,000,000.

Comment on the nature of and presumption of continuance of our operations

As set out in Note 1 to the Q2 Financial Statements, our financial reporting assumes continuing operations in the normal course of business. We believe this presumption is supported by completion in May 2014 of the Merger which incorporates among other matters the financial transactions set out in Note 10 to the Q2 Financial statements.

At this stage of development, Battle Mountain does not generate cash flow and consumes significant cash resources in carrying on its exploration business. Readers should note that during the first two fiscal quarters of 2013-2014 the Company has drawn down its total cash resources by a net $75,890 as set out in the statement of cash flows, and that as at April 30, 2014 the Company had a working capital deficiency of $510,044 and a deficiency in shareholders’ equity of $510,044. Accordingly, Note 1 to the Q2 Financial Statements states that a level of doubt exists about our ability to continue as a going concern due to the uncertainties described in that note. As set out in Note 10 to the Q2 Financial Statements, the Merger has had the effect of eliminating the Company’s substantial April 30, 2014 working capital deficiency and confirming its ability to pay its current obligations as they become due.

Liquidity

As a consequence of the completion of the Merger, including the financial effects summarized in Note 10 to the Q2 Financial Statements, the Company’s working capital, showing a deficiency of $510,044 at April 30, 2014, was augmented by a total exceeding $900,000 of which the principal components were i) the forgiveness of $192,616 in related party debt; ii) the settlement of a further $96,308 in related party debt by the issuance of shares; and iii) the receipt of cash of $693,604 from the cash resources of BMGMI.

A 2014 program and budget for field work at the Lewis Gold Project has been adopted conforming to the budget set out in the Proposed Work Budget section of the Circular in the amount of USD $355,000. Accordingly, the Company expects to be funded for its exploration activities and for its administrative costs supporting those activities for the balance of the fiscal year currently in progress, and to continue to meet its current obligations as they become due.

Capital Resources

At the date of this report, because of the Merger and, among other matters, the financial effects set out in Note 10 to the Q2 Financial Statements, Battle Mountain has a reasonable working capital position as discussed in the preceding section Liquidity. We have no commitments for capital expenditures as at April 30, 2014 or at the date of this report. We consider the Company’s capital resources adequate for the balance of the fiscal year currently in progress.

Battle Mountain Gold Inc.
(formerly Madison Minerals Inc.)
Six months ended April 30, 2014
Management Discussion and Analysis
Page 3 of 6

Results of Operations – Summary of Quarterly Results

	Three	Three	Three	Three	Three	Three	Three	Three
	Months	Months	Months	Months	Months	Months	Months	Months
	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	April 30,	January 31,	October 31,	July 31,	April 30,	January 31,	October 31,	July 31,
	2014	2014	2013	2013	2013	2013	2012	2012

Total assets	25,340	$41,904	$130,480	$138,443	$225,049	$306,282	$449,343	$498,947
Resource properties	nil	nil	nil	nil	nil	nil	nil	nil
Working capital (deficiency)	(510,044)	(416,783)	(345,065)	(272,833)	(164,368)	(101,386)	43,391	148,777
Shareholders’ equity (deficiency)	(510,044)	(407,500)	(335,782)	(263,550)	(153,687)	(87,470)	60,543	169,164
Revenues		nil	nil	nil	nil	nil	nil	nil
Net income (loss)	(102,544)	(71,718)	(92,262)	(111,308)	(69,307)	(145,123)	(130,665)	(56,499)
Earnings (loss) per share (Note 1)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)

Note 1:	Losses per share for the 2013 fiscal year are less than one cent per quarter but aggregate one cent for the four quarter fiscal year.

Discussion of quarterly results

During the fiscal quarter ended April 30, 2014, total assets decreased to $25,000 from $42,000 at January 31, 2014, principally arising from reductions in cash for our operating expenses and the refund of certain reclamation deposits from the State of Nevada. The net income or loss experienced by Battle Mountain can be subject to wide variations arising from such matters as exploration expenditures, write-downs and dispositions, professional fees, and salary and office costs in a shared office premises; these factors are inherently subject to wide variation.

Battle Mountain’s management believes that the financial analysis of a resource exploration company is best focused on the statement of cash flows. This statement demonstrates our ability to raise and maintain the necessary funding to pursue our exploration targets and to administer the Company while doing so. For the six months ended April 30, 2014 we decreased our cash resources by $76,000 made up mainly by the $174,000 cash costs of operations, including exploration expenses of $53,000 at the Lewis Gold Project, offset in part by the collection of amounts due from the joint venture partner, by the recovery of reclamation bonds from the State of Nevada, and by a working capital loan from a director. In the comparable 2013 period, we drew down cash resources by $202,000 made up of cash operating costs of $203,000 including exploration expenses of $47,300 at the Lewis Gold Project.

In the first two fiscal quarters, the principal component of our expenditures on the Lewis Gold Project was the $47,000 for the advance royalty payment. In the 2013 fiscal year, the principal component of our expenditures on the Lewis Gold Project was similarly $45,000 for the advance royalty payment. The first two fiscal quarters are typically heavily weighted by the annual advance royalty which is due in December.

Battle Mountain concluded the first fiscal quarter with a modest cash balance of $10,050. Working capital showed a deficiency of $510,044, primarily arising from $535,384 in current liabilities (of which $408,330 is accrued in favour of certain of our directors and officers as set out in Note 8 to the Q2 Financial Statements). Readers should note that this deficiency was subsequently rectified by the events set out in Note 10 to the Q2 Financial Statements.

The operating results of junior exploration companies typically demonstrate wide variations from period to period. These variances arise from fluctuations in such costs as share-based payments, exploration costs expensed or written down, professional and consulting fees, transfer and filing fees, public relations costs and general office expense. Management of Battle Mountain does not believe that much meaningful information about our operations can be derived from an analysis of quarterly fluctuations in more detail than presented in the quarterly and annual financial statements. Recent quarter-by-quarter costs are now stabilizing at relatively modest levels, of which the largest component is exploration cost at the Lewis Gold Project. Operating expenses for the quarter ended April 30, 2014 were $103,000 compared to $69,000 in the prior fiscal year’s second quarter. The principal components of the increase were office and rent costs and salaries and benefits costs. During the quarter Battle Mountain was in transition from sharing premises and staff at a large 15-person office to a single office with four persons on staff. We expect costs for the subsequent quarters to be less than or similar to this most recent quarter, with the important proviso that with the Merger having been completed in

Battle Mountain Gold Inc.
(formerly Madison Minerals Inc.)
Six months ended April 30, 2014
Management Discussion and Analysis
Page 4 of 6

May 2014, exploration costs are now expected to increase significantly. Changes in other expenses arising from the Merger are, from our present point of view, somewhat difficult to predict with accuracy.

The significant changes in Battle Mountain’s key financial data over the eight quarters scheduled above are attributed principally to exploration expenditures on the Lewis Gold Project in Nevada and to administrative efforts in support of the project.

Related Party Transactions

During the six months ended April 30, 2014, Battle Mountain paid or accrued salaries and benefits of $27,600 to Ian Brown, the Chief Financial Officer for management services. By agreement, no fees were paid or accrued in respect of the Chief Executive Officer for his management services, nor for any directors’ fees. As at April 30, 2014, accounts payable and accrued liabilities included $258,130 due to Mr. Idziszek for accrued unpaid salary, $93,100 to Mr. Stewart’s law firm for accrued and unbilled legal fees, and $17,000 to each of directors Sibthorpe and Danielson for accrued and unpaid directors’ fees. The amounts due directors Idziszek, Stewart, Danielson and Sibthorpe, which arose in prior fiscal years, include $288,924 settled other than for cash as a result of the Merger - $192,616 forgiven by the creditors and cancelled by the Company and $96,308 settled in shares. The balance of $96,308 has subsequently been settled in cash. Accounts payable and accrued liabilities also include $23,100 of the $27,600 incurred with the Chief Financial Officer, which has subsequently been paid. All of these transactions arose in the normal course of operations and are measured at the amount of consideration established and agreed to by the Company and the related parties. Also, as set out in Note 8 to the Q2 Financial Statements, in March 2014 Mr. Idziszek made a cash loan to the Company of $20,000 for general working capital purposes, bearing simple interest at six per cent. This loan has subsequently been repaid in full, including interest of $296.

Financial Instruments

Battle Mountain’s material financial instruments consist of cash, marketable securities, receivables (including amounts receivable from our joint venture partner), trade and other payables and loan payable. Unless otherwise noted, it is management’s opinion that we are not exposed to significant interest, currency or credit risks arising from these financial instruments. Cash and marketable securities are carried at fair value using a level 1 fair value measurement. The fair values of our other financial instruments are approximately equal to their carrying values due to short maturity terms. As at April 30, 2014, of our total current assets of $25,340 the amount of $8,304 or 33% represented the translated value of U.S. dollar bank holdings and a U.S. dollar receivable, exposing the Company, on an accounting basis, to a very modest foreign exchange risk. At April 30, 2014 we did not have material payable balances denominated in U.S. dollars. Battle Mountain has to date not entered into the use of derivative instruments or foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations and does not currently intend to do so. Our marketable securities are measured at fair value based on quoted market prices, using the closing bid price at the statement of financial position date. This is consistent with level 1 of the fair value hierarchy described in Note 10 to the October 31, 2013 audited Financial Statements.

Risk Factors

The following is a brief summary of certain risk factors for which adverse occurrences may have a material impact on the Company’s future financial performance. The factors set out below represent only those risks which in management’s judgment constitute the most serious risk threats.

Risks to investors of significant fluctuations in share prices and share price volatility

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly junior mineral exploration companies like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company's common stock on a pre-consolidation basis – trading as “MMR” – fluctuated from a high of $0.075 to a low of $0.025 in the period beginning November 1, 2012 through May 13, 2014 the last day of MMR’s listing. Since trading as “BMG” on a post-consolidation basis commenced on May 14, 2014 the per share price has fluctuated from a high of $0.355 to a low of $0.125 It is probable that such price fluctuations will continue to occur.

Battle Mountain Gold Inc.
(formerly Madison Minerals Inc.)
Six months ended April 30, 2014
Management Discussion and Analysis
Page 5 of 6

Risks of the Company’s exploration efforts failing to establish a viable mining project

The Company is engaged in the business of acquiring interests in mineral properties in the hope of establishing mineral reserves. The Company's property interests are in the exploration stage only and are without a known body of commercial ore. Accordingly, there is a low likelihood that the Company will realise any profits in the short to medium term. Any profitability in the future from the Company's business will be dependent upon locating mineral reserves, which itself is subject to numerous risk factors. The business of exploring for minerals involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. In exploring its mineral deposits, the Company will be subjected to an array of complex economic factors and accordingly there is no assurance that a positive feasibility study or any projected results contained in a feasibility study of a mineral deposit will be attained. Technical considerations, delays in obtaining governmental approvals, inability to obtain financing or other factors could cause delays in exploring properties. Such delays could have a materially adverse affect on the financial performance of the Company.

Risks of failing to meet additional substantial funding requirements

The Company has not received cash flow from operations in the past and cash flow is not expected in the next few years to satisfy the Company’s operational requirements and cash commitments. In the past, the Company has relied on sales of equity securities to meet most of its cash requirements, together with management fees, property payments and sales or joint ventures of properties. There can be no assurance that funding from these sources will be sufficient in the future to satisfy operational requirements and cash commitments.

As a result of the Merger and the related financial effects as set out in Note 10 to the Q2 Financial Statements, the Company presently has sufficient financial resources to fund the current fiscal year tenure cost and a current field work program at the Lewis Gold Project and to provide for administrative costs for the balance of the current fiscal year. Further exploration programs, if adopted in the current or future years, will require additional financing to proceed. The exploration of the Company’s properties depends upon the Company’s ability to obtain financing through any or all of equity financing, the joint venturing of projects, debt financing, or other means. There is no assurance that the Company will be successful in obtaining the required financing. Failure to obtain additional financing on a timely basis could cause the Company to forfeit all or a portion of its interest in its properties or reduce or terminate its operations on such properties.

Statutory Disclosure

Important additional information about Battle Mountain, including prior financial statements, news releases, technical reports and material change reports, is available on the SEDAR website – www.sedar.com – under the Company’s profile.

Disclosure by venture issuer without significant revenue

Analyses of the material components of Battle Mountain’s general and administrative expenses for the current fiscal year to date are provided in the financial statements to which this MD&A relates.

Outstanding Share Data

The authorized share capital of the Company is an unlimited number of common shares without par value of which 40,906,727 were outstanding at April 30, 2014. The number of shares has altered subsequently as set out in Note 10 to the Q2 Financial Statements.

At April 30, 2014 and the date of this report Battle Mountain had no incentive stock options outstanding.

At April 30, 2014 Battle Mountain had 1,000,000 share purchase warrants outstanding as set out in Note 7(c) to the Q2 Financial Statements, exercisable at $0.16 per warrant for a term expiring in April 2015. The number of warrants and their exercise prices has altered subsequently as set out in Note 10 to the Q2 Financial Statements. In addition, 2,000,000 warrants previously issued by BMGMI were exchanged for warrants in the Company as set out in Note 10.

Vancouver, British Columbia	ÐÑÐÑÐÑ	June 27, 2014

We recommend that users of this report read the Cautionary Statements on the page following.

Battle Mountain Gold Inc.
(formerly Madison Minerals Inc.)
Six months ended April 30, 2014
Management Discussion and Analysis

Cautionary Statements
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, certain statements regarding the Merger first set out above under the heading Merger transaction, and further alluded to from time to time elsewhere in this document, and our exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, our estimates of exploration investment and the scope and timing of exploration programs, and (ii) estimates of share-based payments expense. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price and other volatility in the financial markets and in the mineral commodities we seek, and operational and political risks. We recommend that users of this document do not place undue reliance on forward-looking statements.

Form 52-109FV2
Certification of Interim Filings
Venture Issuer Basic Certificate

I, Chet Idziszek, Chief Executive Officer of Battle Mountain Gold Inc. certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Battle Mountain Gold Inc. (the “issuer”) for the interim period ended April 30th, 2014.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: June 30th, 2014

“Chet Idziszek”
Chet Idziszek
Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109FV2
Certification of Interim Filings
Venture Issuer Basic Certificate

I, Ian Brown, Chief Financial Officer of Battle Mountain Gold Inc. certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Battle Mountain Gold Inc. (the “issuer”) for the interim period ended April 30th, 2014.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: June 30th, 2014

“Ian Brown”
Ian Brown
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.